Exhibit 6(d)

SUBORDINATE MASTER CREDIT NOTE

(ACCRUAL PAY)

$__________	________________, 2023

FOR VALUE RECEIVED, the undersigned, Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (the “Borrower”), with an address of 18575 Jamboree Road, Suite 830, Irvine, California 92612, promises to pay to the order of Phoenix Capital Group Holdings I LLC, a Delaware limited liability company (the “Lender”), with an address of 18575 Jamboree Road, Suite 830, Irvine, California 92612, in lawful money of the United States of America in immediately available funds, the principal sum of up to SEVENTY-FIVE MILLION DOLLARS ($75,000,000.00) or, if less, the aggregate unpaid principal amount of all loans made by the Lender pursuant to that certain Loan Agreement, dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”), between the Borrower and the Lender. This Note is the “Accrual Pay Note” referred to in the Loan Agreement and is entitled to the benefits and subject to the conditions thereof. Simultaneously herewith, the Borrower is also entering into that certain Subordinate Master Credit Note (Current Pay) in favor of the Lender (the “Current Pay Note”). The maximum outstanding principal amount of this Note and the Current Pay Note shall at no time exceed SEVENTY-FIVE MILLION DOLLARS ($75,000,000.00). Capitalized terms used herein and not otherwise defined shall have the meanings given such terms in the Loan Agreement.

1. Advances. Accrual Pay Advances of the principal sum shall be made in accordance with the terms of the Loan Agreement. It cannot be determined from the face of this Note whether all or any part of the principal sum or interest on this Note has been paid. The loan is not a revolving credit facility. Accordingly, the Borrower shall not have the right to reborrow any amounts repaid to the Lender, subject to the terms of the Loan Agreement.

2. Rates of Interest; Payment Terms; Maturity.

(a) An Accrual Pay Advance outstanding under this Note will bear interest at the rate per annum set forth on Schedule 1 attached hereto and made part hereof. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months and shall accrue a full pro-rata portion of the annual rate of interest for each calendar month regardless of the number of days an Accrual Pay Advance is outstanding during such calendar month. In no event will the rate of interest hereunder exceed the maximum rate allowed by law.

(b) Interest on an Accrual Pay Advance shall compound monthly and shall accrue on the principal advanced and compound monthly. The Borrower will not make monthly payments of interest and all accrued interest shall be paid upon maturity of the Note.

(c) On each respective maturity date for an Accrual Pay Advance as set forth in Schedule 1, unless sooner pursuant to any of the Loan Documents, the outstanding principal sum, together with all accrued and unpaid interest thereon, as calculated in accordance with the above, and all other sums payable hereunder and under the other Loan Documents, shall mature and be due and payable in full to the Lender.

All payments made on account of this Note, including prepayments, shall be applied first to the payment of any costs and expenses (including actual and reasonable attorneys’ fees) then due and owing to the Lender, second to the payment of any late charge then due hereunder, third to the payment of accrued and unpaid interest then due hereunder, and the remainder, if any, shall be applied to the unpaid principal sum. All payments on account of this Note shall be paid in lawful money of the United States of America by wire transfer of immediately available funds during regular business hours of the Lender.

If any payment under this Note shall become due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day. For purposes of this Note, “Business Day” shall mean any day other than a Saturday or Sunday or a legal holiday on which commercial banks are authorized or required by law to be closed for business in the State of Delaware.

With respect to each Accrual Pay Advance, the Borrower hereby irrevocably authorizes the Lender to make (or cause to be made) appropriate notations on Schedule 1 (or on any continuation of such grid), which notations, if made, shall evidence, inter alia, the date, the principal amount, the applicable interest rate, the payment terms and the maturity date of, the Accrual Pay Advances evidenced hereby. Such notations shall be rebuttable presumptive evidence of the accuracy of the information so set forth; provided, however, that the failure of the Lender to make any such notations shall not limit or otherwise affect any obligations of the Borrower.

3. Prepayment. To the extent the Bonds are accelerated, prepaid or redeemed, in whole or in part, the Borrower shall be obligated to pay, prepay or redeem, in whole or in part, as applicable, all or any part of an outstanding indebtedness under this Note or the Loan Agreement, on the same terms as the underlying Bonds.

4. Subordination. Pursuant to the terms and conditions set forth in the Loan Agreement, this Note shall at all times be wholly subordinate and junior in right and time of payment to the prior current payment of any and all other secured indebtedness incurred by the Borrower, whether now existing or later incurred, including, but not limited to, that certain loan from Amarillo National Bank (“ANB”) to the Borrower in the original principal amount of $30,000,000 pursuant to that certain Commercial Credit Agreement dated as of July 24, 2023 by and among ANB, the Borrower and its subsidiary, Phoenix Operating, LLC, as borrower (collectively, the “Senior Debt”), but excepting any debt with affiliates of the Borrower and excepting any unsecured notes, bonds or other debt instruments issued by the Borrower in a securities offering exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation A or Regulation D promulgated thereunder including, without limitation, such notes, bonds and other debt instruments, whether outstanding or currently being offered, described in the Offering Circular. All payments of Senior Debt then due must be satisfied before any current payment hereunder may be made. The subordination herein shall be self-operative, and no further instrument of subordination shall be required to effect the subordination and shall apply with respect to all advances, extensions, renewals, modifications, replacements, consolidations or substitutions of the Loan or the Loan Documents.

5. Events of Default. The occurrence of any one or more of the following events shall constitute an event of default (individually, an “Event of Default” and collectively, the “Events of Default”) under the terms of this Note:

(a) The failure of the Borrower to pay to the Lender when due any and all amounts payable by the Borrower to the Lender under the terms of this Note and such failure shall continue for a period of sixty (60) days after such due date; or

(b) The occurrence of a default or an event of default under the terms and conditions of any of the other Loan Documents, which default or event of default remains uncured beyond any applicable grace and/or cure period provided therefor.

6. Remedies. Upon the occurrence and during the continuance of an Event of Default, at the option of the Lender, all amounts payable by the Borrower to the Lender under the terms of this Note shall immediately become due and payable by the Borrower to the Lender without notice to the Borrower or any other person, and the Lender shall have all of the rights, powers, and remedies available under the terms of this Note, any of the other Loan Documents and all applicable laws. The Borrower and all endorsers, guarantors, and other parties who may now or in the future be primarily or secondarily liable for the payment of the indebtedness evidenced by this Note hereby severally waive presentment, protest and demand, notice of protest, notice of demand and of dishonor and non-payment of this Note and expressly agree that this Note or any payment hereunder may be extended from time to time without in any way affecting the liability of the Borrower, guarantors and endorsers.

7. Rights Cumulative; No Waiver of Lender’s Rights. Each right, power, and remedy of the Lender as provided for in this Note or now or hereafter existing under any applicable law, shall be cumulative and concurrent and shall be in addition to every other right, power, or remedy provided for in this Note or now or hereafter existing under any applicable law, and the exercise or beginning of the exercise by the Lender of any one or more of such rights, powers or remedies shall not preclude the simultaneously or later exercise by the Lender of any or all such other rights, power, or remedies. No failure or delay by the Lender to insist upon the strict performance of any term, condition, covenant, or agreement of this Note or to exercise any right, power, or remedy consequent upon a breach thereof, shall constitute a waiver of such term, condition, covenant, or agreement or of any such breach, or preclude the Lender from exercising any such right, power, or remedy at a later time or times. By accepting payment after the due date of any amount payable under the terms of this Note, the Lender shall not be deemed to waive the right either to require prompt payment when due of all other amounts payable under the terms of this Note or to declare an Event of Default for the failure to effect such prompt payment of any such other amount. No course of dealing or conduct shall be effective to amend, modify, waive, release, or change any of the terms of this Note.

8. WAIVER OF TRIAL BY JURY. THE BORROWER AND THE LENDER (BY ACCEPTANCE OF THIS NOTE) HEREBY WAIVE TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO WHICH THE BORROWER AND THE LENDER MAY BE PARTIES, ARISING OUT OF OR IN ANY WAY PERTAINING TO (A) THIS NOTE, (B) THE OTHER LOAN DOCUMENTS OR (C) THE COLLATERAL. IT IS AGREED AND UNDERSTOOD THAT THIS WAIVER CONSTITUTES A WAIVER OF TRIAL BY JURY OF ALL CLAIMS AGAINST ALL PARTIES TO SUCH ACTIONS OR PROCEEDINGS, INCLUDING CLAIMS AGAINST PARTIES WHO ARE NOT PARTIES TO THIS NOTE. THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE BY THE BORROWER AND THE LENDER, AND THE BORROWER HEREBY REPRESENTS THAT NO REPRESENTATIONS OF FACT OR OPINION HAVE BEEN MADE BY ANY INDIVIDUAL TO INDUCE THIS WAIVER OF TRIAL BY JURY OR TO IN ANY WAY MODIFY OR NULLIFY ITS EFFECT. THE BORROWER FURTHER REPRESENTS THAT IT HAS BEEN REPRESENTED IN THE SIGNING OF THIS NOTE AND IN THE MAKING OF THIS WAIVER BY INDEPENDENT LEGAL COUNSEL, SELECTED OF ITS OWN FREE WILL, AND THAT IT HAS HAD THE OPPORTUNITY TO DISCUSS THIS WAIVER WITH COUNSEL.

9. Expenses. The Borrower promises to pay to the Lender on demand by the Lender all costs and expenses incurred by the Lender in connection with the collection and enforcement of this Note, including, without limitation, all actual and reasonable attorneys’ fees and expenses and all court costs.

10. Notices. All notices, demands, requests, consents or approvals required under this Note shall be given pursuant to the terms set forth in the Loan Agreement.

11. Binding Nature. This Note shall inure to the benefit of and be enforceable by the Lender and the Lender’s successors and any other person to whom the Lender or any holder may grant an interest in the Borrower’s obligations hereunder (to the extent permitted), and shall be binding and enforceable against the Borrower and the Borrower’s successors and assigns.

12. Assignment. This Note may not be assigned by the Borrower without the prior written consent of the Lender. The Lender may assign this Note without the consent of the Borrower.

13. Partial Invalidity. In the event any provision of this Note (or any part of any provision) is held by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision (or remaining part of the affected provision) of this Note; but this Note shall be construed as if such invalid, illegal, or unenforceable provision (or part thereof) had not been contained in this Note, but only to the extent it is invalid, illegal, or unenforceable.

14. Tense; Gender; Section Headings. As used herein, the singular includes the plural and the plural includes the singular. A reference to any gender also applies to any other gender. The section headings are for convenience only and are not part of this Note.

15. Choice Of Law. The laws of the State of Delaware (excluding, however, conflict of law principles) shall govern and be applied to determine all issues relating to this Note and the rights and obligations of the parties hereto, including the validity, construction, interpretation, and enforceability of this Note and its various provisions and the consequences and legal effect of all transactions and events which resulted in the issuance of this Note or which occurred or were to occur as a direct or indirect result of this Note having been executed.

16. Commercial Purpose. The Borrower warrants and stipulates that the entire amount of the indebtedness evidenced by this Note will be used for commercial purposes.

17. Unconditional Obligations. The Borrower’s obligations under this Note shall be the absolute and unconditional duty and obligation of the Borrower and shall be independent of any rights of set-off, recoupment or counterclaim which the Borrower might otherwise have against the holder of this Note, and the Borrower shall pay absolutely the payments of principal, interest, fees and expenses required hereunder, free of any deductions and without abatement, diminution or set-off.

18. Time is of the Essence. Time is of the essence of this Note.

19. Unlawful Interest Payments. If, under any circumstance whatsoever, fulfillment of any provision hereof or of any of the other Loan Documents, at the time performance of such provision shall be due, shall involve transcending the legal limit of interest allowed by applicable law (the parties hereto agreeing that the usury laws of the State of Delaware shall apply), then, ipso facto, the obligation to be fulfilled shall be reduced to the maximum legal limit of such law; and if, under any circumstance whatsoever, the holder of this Note shall ever receive interest, the amount of which would exceed the applicable highest lawful rate, such amount which would be excessive interest shall be applied to the reduction of the unpaid Principal Sum due hereunder and not to the payment of interest. This provision shall control every other provision of all agreements between Borrower and any holder of this Note.

[Signature Page Follows]

IN WITNESS WHEREOF, the Borrower has caused this Note to be executed under seal as of the date first written above.

WITNESS OR ATTEST:	PHOENIX CAPITAL GROUP HOLDINGS, LLC

By:
Name:
Title:

SCHEDULE 1

Date Accrual Pay Advance Made	Principal Amount of Accrual Pay Advance	Interest Rate	Maturity Date